RECD S.E.C.
SEP 3 0 2002
1086



EXECUTED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

September 30, 2002

Compañía de Telecomunicaciones de Chile S.A.

(Exact name of registrant as specified in its charter)

Telecommunications Company of Chile

(Translation of registrant's name into English)

Avenida Providencia No. 111, Piso 22
Providencia, Santiago, Chile
(562) 691-2020
(Address of principal executive offices)

PROCESSED
OCT 0 4 2002
THOMSON
FINANCIAL

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:)

Form 20-F _X_ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:)

Yes No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):) N/A

COMPAÑÍA DE TELECOMMUNICACIONES DE CHILE S.A.

TABLE OF CONTENTS



CTC CHILE

News Release
FOR IMMEDIATE RELEASE
For more Information Contact:

Gisela Escobar - Verónica Gaete
M.José Rodríguez – Florencia Acosta
Telefónica CTC Chile
Tel.: 562-691-3867
Fax: 562-691-2392
E-mail:
gescoba@ctc.cl, vgaete@ctc.cl
mjrodri@ctc.cl, macosta@ctc.cl

Richard Huber – Mariana Crespo
Thomson Financial
Tel:212-807-5026

E-mail:
richard.huber@tfn.com
mariana.crespo@tfn.com

TELEFONICA CTC CHILE ANNOUNCES SALE OF 25% OF SONDA

(Santiago, Chile – September 27, 2002) Compañía de Telecomunicaciones de Chile S.A. (NYSE: CTC) ("Telefónica CTC Chile" or the "Company") announced today that on September 26, 2002, it has signed an agreement through its subsidiary Telefónica Empresas CTC Chile S.A. ("Telefónica Empresas"), to sell 25% of its information systems subsidiary Sonda S.A. ("Sonda") for Ch$ 27,921 million (approximately US$37.5 million) in cash. The Company will sell 11% of Sonda to *Inversiones Pacífico II Limitada*, and 14% to *Inversiones Santa Isabel Limitada* ("Santa Isabel"); both companies are related to Mr. Andrés Navarro, founder of Sonda. As a result of this transaction Telefónica CTC Chile, through its subsidiary Telefónica Empresas, maintains a 35% stake in Sonda, while the remaining 65% is controlled by Mr. Andrés Navarro, through his related companies.

In addition, the Company has signed an agreement with Santa Isabel, through which Telefónica CTC Chile has a put option for its 35% stake in Sonda, to be exercised in July 2005, at the book value of this investment as of June 30, 2005 plus UF[1] 142,021 (approximately US$3.1 million), with a minimum value of UF 2,048,885 (approximately US$45.2 million). This minimum price has been guaranteed by Santa Isabel to Telefónica CTC Chile by a performance bond issued by Chilean banks.

During August 2005, Santa Isabel will have a call option for Telefónica Empresas's 35% stake in Sonda, under the same conditions. Santa Isabel can also anticipate the exercise of its call option. It may exercise this option in July 2003, at book value as of June 30, 2003, plus a premium of UF 96,000 (approximately US$2.1 million), with a minimum price of UF 1,983,185 (approximately US$43.8 million). Alternatively, Santa Isabel may exercise the call option in July 2004, at book value as of June 30, 2004, plus a premium of UF 119,000 (approximately US$2.6 million), with a minimum price of UF 2,003,260 (approximately US$44.2 million).

The sale of Sonda is in line with Telefónica CTC Chile's focus on its core business areas and its interest in concentrating its investments in assets that are essential to the development of the telecommunications business. Furthermore, in March, 2001, Telefónica CTC Chile, through its subsidiary Telefónica Data Chile S.A., acquired from Sonda the company Sonda Comunicaciones S.A. (now Telefonica Comunicaciones Empresariales S.A.) in the amount of UF 72,120 (approximately US$1.9 million as of March 2001). Sonda Comunicaciones is a provider of telecommunications services and network solutions to corporate customers, and is the part of

[1] UF (Unidad de Fomento) is an inflation – indexed Chilean peso. As of September 26, 2002, 1 UF= Ch$16,448.46

Sonda which management believed to have the most synergies with Telefónica CTC Chile's operations. In addition, since October 2001, Telefónica CTC Chile has a full outsourcing agreement with IBM de Chile for the operation, support and maintenance of its information systems infrastructure, a service that was previously provided by Sonda.

Accounting Impacts of the Transaction

As a result of this transaction, Telefónica CTC Chile will register the following extraordinary effects in its third quarter 2002 results:

(i) An extraordinary non-operating gain in the amount of approximately Ch$6,788 million (US$9.1 million), as a result of the sale of 25% of Sonda at a price higher than book value, as the sale price includes a control premium.

(ii) A one-time non-operating charge in the amount of approximately Ch$8,884 million (US$11.9 million), which corresponds to the write-off of the goodwill of the 25% stake in Sonda, which was being amortized over a 7-year period.

In addition, as of September 30, 2002, the Company will no longer own a majority stake in Sonda nor have management control of this company. Therefore, the financial results of this subsidiary will no longer be consolidated with the Company's results after August 31, 2002. As of September, 2002, the Company's consolidated income statement will show as a non-operating income/expense the corresponding 35% of Sonda's net result.

The Company will continue to amortize the goodwill corresponding to the 35% stake that it maintains in Sonda. As of October, 2002, this remaining goodwill, which amounts to approximately Ch$12,438 million (US$16.7 million), will be amortized over a period of 34 months, excluding the premium of UF 142,021 (approximately US$ 3.1 million). In the case that Mr. Andrés Navarro anticipates the exercise of his call option, this would have a one-time negative impact on Telefónica CTC Chile's results at the time of the sale. The Company estimates that this negative impact on results would amount to approximately Ch$9,000 million (US$12.1 million) in the case that the call option is exercised in July 2003, or Ch$5,600 (US$7.5 million) in the case that the call option is exercised in July 2004. If the call option is exercised in July 2005, the Company believes that there would be no material impact on the Company's financial results.

Compañía de Telecomunicaciones de Chile S.A., the first South American company to list shares on the New York Stock Exchange, is the largest telecommunications enterprise in Chile, providing local service, as well as domestic and international long distance services throughout the country. Additionally, the Company provides equipment marketing, data transmission, value-added services and information systems services and operates a nationwide cellular network.

This news release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1996, including but not limited to Compañía de Telecomunicaciones de Chile S.A.'s expectations for its performance for the year 2002. Forward looking statements may also be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future", or similar expressions. The forward looking statements included in this news release are based on current expectations, but actual results may differ materially from anticipated future results due to various factors many of which are beyond the control of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries. Certain factors which could cause the actual results of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries to differ materially from the expected results include, among others, changes in Chile's regulatory framework, impact of increased competition and other factors beyond Compañía de Telecomunicaciones de Chile S.A.'s control.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf months by the undersigned, thereunto duly authorized.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A.

By: ______________________

Name: Julio Covarrubias F.
Title: Chief Financial Officer

Date: September 30, 2002